

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

> **Re: Simon Property Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Definitive Proxy Statement Filed March 26, 2010**
> **Form 8-K filed April 30, 2010**
> **File No. 1-14469**
> **Simon Property Group, L.P.**
> **Form 10-K for the Year Ended December 31, 2009**
> **File No. 333-11491**

Dear Mr. Sterrett:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Simon Property Group, Inc. and Simon Property Group, L.P.

Forms 10-K for the Year Ended December 31, 2009

Item 2. Properties, page 12

1. Please confirm that in future filings you will include a schedule of lease expirations for each of the next ten years, stating the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67</u>

<u>Contractual Obligations and Off-balance Sheet Arrangements, page 82</u>

2. In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

3. We note from your disclosure that joint venture debt is the liability of the joint venture and is non-recourse to you, and that the operating partnership had loan guarantee obligations to support $47.2 million of your total $6.5 billion share of joint venture mortgage and other indebtedness. We also note from your disclosure on page 113 that you made an additional capital contribution to GCI of $79.4 million in 2009 to fund certain liabilities of the joint venture. Please tell us and disclose in future filings where material, your estimates of partner capital requirements for maturing debt in your joint ventures, and whether you believe your partners have sufficient capital to meet these requirements. Please also clarify in your response to us, and disclose in future filings, what would happen if your partners could not meet their requirements, and the impact it could have on your liquidity and credit. Please clarify whether your liability for the debts of the joint ventures is joint, several or joint and several.

<u>Acquisitions and Dispositions, page 83</u>

4. We note that you sold four wholly-owned properties during 2009 and received net proceeds of $3.9 million and recorded a loss of $9.8 million. Please tell us when the properties were sold and when the last time they were evaluated for impairment and why impairment was not recorded before the sale date. We note that two of the properties had occupancy rates of less than 60% at December 31, 2008.

<u>Notes to Consolidated Financial Statements, page 95</u>

<u>Note 10. Equity, page 117</u>

5. In future filings, please provide all disclosures required by ASC 718-10-50, including the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized; the total fair value of shares vested during the year; and the number and weighted-average grant-date fair value of

restricted stock 1) nonvested at the beginning of the year, 2) nonvested at the end of the year, 3) vested during the year, and 4) forfeited during the year.

Simon Property Group, Inc.

Definitive Proxy Statement Filed March 26, 2010

Assessment of Compensation-Related Risks, page 38

6. We note that your senior management team conducts an ongoing assessment to determine whether any of your compensation policies or programs could create risks that are reasonably likely to have a material adverse effect on you. Please tell us whether management has concluded that risks arising from your compensation policies and practices are not reasonably likely to have a material adverse effect on you. If management has not reached this conclusion, please revise your disclosure in future filings to provide the disclosure required by Item 402(s) of Regulation S-K.

Form 8-K Filed April 30, 2010

Item 2.02.   Results of Operations and Financial Condition

7. We note your discussion of the non-GAAP measures "diluted EPS as adjusted" on page 9 of Exhibit 99.1, and "funds from operations as adjusted" and "net income attributable to common stockholders as adjusted" on page 53 of Exhibit 99.2. Please revise in future filings to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Please provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Stephen E. Sterrett
Simon Property Group, Inc.
July 8, 2010
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief